NEW BOARD MEMBER ANNOUNCED

British Airways Plc today announced that Denise Kingsmill CBE will be joining the Board as a Non-Executive Director with effect from 1 November, 2004.

Until December 2003, Denise chaired the Department of Trade and Industry's Accounting for People Task Force and was Deputy Chairman of the Competition Commission. A lawyer, she is also a non-executive director of the Home Office and chairs the Advisory Forum for Laing O'Rourke plc.

Martin Broughton, British Airways' chairman, said: "We are delighted that Denise will be joining the Board. Her extensive experience and knowledge in competition and legal issues will provide further strength to the Board in these key areas."

Ends

October 11, 2004 101/JM/2004

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Press Office British Airways Tel: 020 8738 5100

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to results is available in the Company's SEC filings, including without limitation the Company's Report on Form 20-F for year ended March 31, 2004.